Exhibit 99.3

CONSENT OF AUTHOR

TO:                        Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission

AND TO:               Toronto Stock Exchange
NYSE Amex, LLC

RE:                      Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report (the “Technical Report”) titled “Preliminary Assessment Lost Creek Property Sweetwater County Wyoming” (March16, 2011) which the undersigned has prepared for Ur-Energy. The undersigned hereby consents to the public filing of the Technical Report with the regulatory authorities referred to above.

I also consent to the written disclosure of my name and reference to the Technical Report in the public filing of a news release titled “Ur-Energy Issues New NI 43-101 Preliminary Assessment Validating Lost Creek Project” and its filing with the appropriate regulatory authorities, above.

I certify that I have reviewed the news release being filed and released, and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated this 16th day of March, 2011.

Signed and Sealed

/s/ Matthew J. Yovich, P.E.
__________________
Matthew J. Yovich, P.E., Vice President
TREC, Inc.